SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For March 2012

Commission File Number 0-28800

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DRDGOLD Limited

Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709

(*Address of principal executive offices*)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of March 2012, incorporated by reference herein:

Exhibit

99.1   Release dated March 5, 2012, entitled "DEALINGS IN SECURITIES BY COMPANY SECRETARY AND DIRECTORS: ACCEPTANCE OF OPTIONS".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


DRDGOLD LIMITED


Date: March 6, 2012   By: /s/ Themba Gwebu
                                                      Name: Themba Gwebu
                                                      Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

JSE share code: DRD

ISIN: ZAE000058723

Issuer code: DUSM

NYSE trading symbol: DRD

("**DRDGOLD**")

DEALINGS IN SECURITIES BY COMPANY SECRETARY AND DIRECTORS: ACCEPTANCE OF OPTIONS

In compliance with paragraphs 3.63 to 3.74 of the JSE Limited Listings Requirements ("Listings Requirements"), the following information is disclosed regarding the acceptance of share options on 05 March 2012 the company secretary of DRDGOLD and directors of DRDGOLD and its major subsidiaries.

Name:	CC Barnes - Chief Financial Officer of DRDGOLD
Class of securities:	Options over ordinary shares
Number of share options:	285 563
Strike price:	R5.12
Value of transaction:	-

Name:	TJ Gwebu – Company Secretary of DRDGOLD
Class of securities:	Options over ordinary shares
Number of share options:	267,000
Strike price:	R5.12
Value of transaction:	-

Name:	CM Symons - Director of Crown Gold Recoveries (Pty) Limited (a major subsidiary of DRDGOLD) ("Crown Gold")
Class of securities:	Options over ordinary shares
Number of share options:	340,200
Strike price:	R5.12
Value of transaction:	-

Name:	M Burrell - Director of Blyvooruitzicht Gold Mining Company Limited (a major subsidiary of DRDGOLD)
Class of securities:	Options over ordinary shares

Number of share options: 105,300

Strike price: R5.12

Value of transaction: -

Name: AJ Hamman - Director of Crown Gold

Class of securities: Options over ordinary shares

Number of share options: 71,800

Strike price: R5.12

Value of transaction: -

Name: HN Gouws - Director of Crown Gold

Class of securities: Options over ordinary shares

Number of share options: 226,600

Strike price: R5.12

Value of transaction: -

All transactions above were completed off market. The share options referred to above represent direct, beneficial interests in DRDGOLD ordinary shares and vest in the manner set out in the table below:

Vesting date	Percentage of share options which vest
02 May 2012	25%
02 October 2012	25%
02 October 2013	25%
02 October 2014	25%

In accordance with DRDGOLD's corporate governance principles and in terms of paragraph 3.66 of the Listings Requirements, prior clearance for the acceptance of the above allocations has been obtained from the Remuneration Committee of DRDGOLD.

The non-executive directors and the Chief Executive Officer of DRDGOLD by choice do not participate in the Share Option Scheme.

Roodepoort
05 March 2012

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